As filed with the Securities and Exchange Commission on April 15, 2004

Registration No.      -

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Rogers Communications Inc.

(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	4841 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9
(416) 935-7777
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8400
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475	David P. Miller, Esq. Rogers Communications Inc. 333 Bloor Street East 10th Floor Toronto, Ontario M4W 1G9	John W. McIninch, Esq. Torys LLP Maritime Life Tower 79 Wellington Street West Box 270 Toronto-Dominion Centre Toronto, Ontario M5K 1N2 Canada

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box)

A.	☑ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☐ at some future date (check the appropriate box below).

1.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on .

3.	☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐ after the filing of the next amendment to this Form (if preliminary material is being filed).

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box ☑

CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Proposed Maximum
Title of each class of	Amount to be		Offering Price	Aggregate Offering		Amount of
securities to be registered	registered (1)		Per Unit (1)(2)	Price (1)(2)		registration fee
Class B Non-Voting Shares (3)
Preferred Shares (4)
Debt Securities (5)
Warrants (6)
Share Purchase Contracts (7)
Units (8)
Total	US$	750,000,000	100%	US$	750,000,000	US$	95,025

(1)	An indeterminate number of or aggregate principal amount of the securities is being registered as may at various times be issued at indeterminate prices, with an aggregate public offering price not to exceed US$750,000,000 or the equivalent thereof in one or more currencies.

(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(o) under the Securities Act of 1933, as amended.

(3)	There is being registered hereunder an indeterminate number of Class B Non-Voting Shares as from time to time may be issued at indeterminate prices. An indeterminate number of Class B Non-Voting Shares may also be issued upon settlement of the Share Purchase Contracts, Units, convertible Debt Securities or convertible Preferred Shares. Includes Class B Non-Voting Shares which may be purchased by underwriters to cover over-allotments, if any.

(4)	There is being registered hereunder an indeterminate number of Preferred Shares as from time to time may be issued at indeterminate prices. An indeterminate number of Preferred Shares may also be issued upon settlement of the Share Purchase Contracts, Units or convertible Debt Securities. Includes Preferred Shares which may be purchased by underwriters to cover over-allotments, if any.

(5)	There is being registered hereunder an indeterminate principal amount of Debt Securities as may be sold from time to time. Includes Debt Securities which may be purchased by underwriters to cover over-allotments, if any.

(6)	There is being registered hereunder an indeterminate number of Warrants to purchase Preferred Shares, Class B Non-Voting Shares or Debt Securities as from time to time may be issued at indeterminate prices. Includes Warrants to purchase Preferred Shares, Class B Non-Voting Shares and Debt Securities which may be purchased by underwriters to cover over-allotments, if any.

(7)	There is being registered hereunder an indeterminate number of Share Purchase Contracts to purchase Preferred Shares or Class B Non-Voting Shares as from time to time may be issued at indeterminate prices.

(8)	There is being registered hereunder an indeterminate number of Units that may consist of a combination of other securities being registered hereunder.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

I-1

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE

April 15, 2004

ROGERS COMMUNICATIONS INC.

US$750,000,000

Class B Non-Voting Shares

Preferred Shares

Debt Securities

Warrants

Share Purchase Contracts

Units

     We may offer from time to time, during the 25 month period that this prospectus, including any amendments hereto, remains effective up to US$750,000,000 of the securities listed above in one or more series or issuances and their total offering price, in the aggregate, will not exceed US$750,000,000. Our securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and set forth in an accompanying shelf prospectus supplement.

     We will provide the specific terms of any securities we actually offer in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement. Any net proceeds we expect to receive from the issue of our securities will be set forth in a prospectus supplement.

     Our outstanding Class B Non-Voting shares are listed for trading on the Toronto Stock Exchange under the symbol “RCI.B” and the New York Stock Exchange under the symbol “RG.”

     Investing in our securities involves risks. See “Risk Factors.”

     Under the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission, we are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

     Owning the securities may subject you to tax consequences in the United States, Canada and other jurisdictions. This prospectus does not describe tax considerations that may be relevant to you. You should read the tax discussion, if any, in any applicable prospectus supplement.

     Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, most of our directors, substantially all of our officers and certain of the experts named in this prospectus are Canadian residents, and many of our assets are located outside the United States.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR PROVINCIAL SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	3
PRESENTATION OF OUR FINANCIAL INFORMATION	3
EXCHANGE RATE DATA	4
FORWARD-LOOKING STATEMENTS	4
ROGERS COMMUNICATIONS INC.	4
OUR BUSINESS	4
OUR STRATEGY	6
RECENT DEVELOPMENTS	7
RISK FACTORS	9
USE OF PROCEEDS	22
DESCRIPTION OF DEBT SECURITIES	22
DESCRIPTION OF SHARE CAPITAL	22
DESCRIPTION OF WARRANTS	24
DESCRIPTION OF SHARE PURCHASE CONTRACTS	26
DESCRIPTION OF UNITS	27
PLAN OF DISTRIBUTION	27
CERTAIN INCOME TAX CONSIDERATIONS	28
DOCUMENTS INCORPORATED BY REFERENCE	28
LEGAL MATTERS	29
INDEPENDENT CHARTERED ACCOUNTANTS	29
AUDITORS, TRANSFER AGENT AND REGISTRAR	30

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. References to this “prospectus” include documents incorporated by reference therein. See “Documents Incorporated by Reference.” The information in or incorporated by reference into this prospectus is current only as of its date. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

     We are a corporation organized under the laws of British Columbia, Canada and some of our assets are located in, and most of our directors and substantially all of our officers are residents of, Canada. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon our directors or officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Torys LLP, our Canadian counsel, that there is some doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities laws.

PRESENTATION OF OUR FINANCIAL INFORMATION

     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (Canadian GAAP). For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (U.S. GAAP), see Note 22 to our audited consolidated financial statements incorporated by reference in this prospectus. We state our consolidated financial statements in Canadian dollars. In this prospectus, references to Canadian dollars, “Cdn$” and “$” are to the currency of Canada and references to U.S. dollars or “US$” are to the currency of the United States.

EXCHANGE RATE DATA

     The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	Year Ended December 31,
	1999	2000	2001	2002	2003
Low	0.6535	0.6410	0.6241	0.6200	0.6349
High	0.6925	0.6969	0.6697	0.6619	0.7738
Period End	0.6925	0.6669	0.6279	0.6329	0.7738
Average	0.6730	0.6732	0.6457	0.6368	0.7136

     On April 14, 2004, the inverse of the noon buying rate was US$0.7438 = Cdn$1.00.

FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements concerning the future performance of our business, operations and financial performance and condition. When used in this prospectus the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see “Risk Factors”.

ROGERS COMMUNICATIONS INC.

     Unless the context otherwise requires, the terms “RCI”, “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries.

     We are a diversified national Canadian communications company engaged in cable television, broadband Internet (Internet) access and video retailing through our wholly-owned subsidiary Rogers Cable Inc. (Rogers Cable or Cable), in wireless voice, data and messaging services through our 55.8% owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries (collectively, Rogers Wireless or Wireless), and in radio and television broadcasting, televised shopping, consumer magazines and trade and professional publications through our wholly-owned subsidiary Rogers Media Inc. (Rogers Media or Media). In addition, we hold other investment interests, including an interest in the Toronto Blue Jays Baseball Club (the Blue Jays) and in a pay-per-view movie service as well as in several digital specialty channels, all of which are accounted for by the equity method.

OUR BUSINESS

Rogers Cable

     Rogers Cable is Canada’s largest cable television company, serving close to 2.3 million basic cable subscribers at December 31, 2003, representing approximately 29% of basic cable subscribers in Canada. At December 31, 2003, Cable provided digital cable services to approximately 535,300 subscribers and Internet service to approximately 790,500 subscribers.

     Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Cable’s Ontario cable systems, which comprise approximately 90% of its 2.3 million basic cable subscribers, are concentrated in three principal clusters in and around: (i) the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada; and (iii) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of its subscribers.

     Through Cable’s technologically advanced broadband networks, Cable offers a diverse range of services, including analogue and digital cable television services and residential and commercial Internet services. At December 31, 2003, 99% of the homes passed in Cable’s service areas had digital cable available and 96% of the homes passed were two-way addressable. Cable also offers videocassette, Digital Video Disc (DVD) and video game sales and rentals through Rogers Video, Canada’s second largest chain of video stores. There were 279 Rogers Video stores at December 31, 2003, many of which provide customers with the additional ability to purchase cable and wireless products and services, to pay their cable television, Internet or Rogers Wireless bills and to pick up and return cable TV and Internet equipment.

Rogers Wireless

     Rogers Wireless is a leading wireless communications service provider in Canada, serving over 4.0 million customers as of December 31, 2003, including approximately 3.8 million wireless voice and data subscribers and approximately 241,000 one-way messaging subscribers. Wireless operates both a Global System for Mobile Communications/General Packet Radio Service, or GSM/GPRS, network and an integrated Time Division Multiple Access, or TDMA, and analogue network. Wireless’ GSM/GPRS network provides coverage to approximately 93% of Canada’s population. Wireless’ integrated TDMA and analogue network covers a geographic area representing approximately 85% of Canada’s population in digital mode and approximately 93% of Canada’s population in analogue mode. Wireless estimates that its approximately 3.8 million wireless voice and data subscribers represent approximately 12.9% of the Canadian population residing in its coverage area. Subscribers to the Rogers Wireless wireless services have access to these services throughout the United States through agreements with AT&T Wireless Services, Inc. (AT&T Wireless) and other U.S. operators. Wireless’ subscribers also have access to international service in over 110 countries, including throughout Europe and Asia, through roaming agreements with other wireless communication providers.

     Wireless offers wireless voice, messaging and data services across Canada. Wireless’ GSM/GPRS network provides customers with advanced wireless voice and high-speed packet data services, including mobile access to the Internet, e-mail, digital picture transmission and two-way short messaging service, or SMS. In June 2002, Wireless completed the deployment of its digital wireless GSM/GPRS network overlay in the 1900 megahertz frequency bands. During 2003, Wireless also completed the deployment of GSM/GPRS technology operating in the 850 megahertz spectrum across its national footprint, which expanded the network capacity, enhanced the quality of the GSM/GPRS network and enabled Wireless to operate seamlessly between the two frequencies. In late 2003, Wireless began trials of Enhanced Data Rates for GSM Evolution, or EDGE, technology in the Vancouver, British Columbia market. Accomplished by the installation of a network software upgrade, EDGE more than triples the wireless data transmission speeds available on Wireless’ network. Wireless intends to begin deploying EDGE across its national GSM/GPRS network during 2004. Wireless’ integrated wireless networks are operationally seamless in GSM/GPRS and TDMA digital functionality between the 850 megahertz and 1900 megahertz frequency bands, and between TDMA digital and analogue modes at 850 megahertz.

Rogers Media

     Rogers Media holds our radio and television broadcasting operations, our consumer and trade publishing operations and our televised home shopping service. The Broadcasting group (Broadcasting) comprises 43 radio stations across Canada (32 FM and 11 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), an 80% interest in a sports specialty service licenced to provide regional sports programming across Canada (Rogers Sportsnet), and Canada’s only nationally televised shopping service (The Shopping Channel). Broadcasting holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network (OLN), TechTV Canada, The Biography Channel Canada, MSNBC Canada and certain other minority interest investments. The Publishing group (Publishing) produces approximately 70 consumer magazines and trade and professional publications and directories. In addition to the more traditional broadcast and print media platforms, the Media group also delivers content over the Internet relating to many of its individual broadcasting and publishing properties.

OUR STRATEGY

     Our strategic initiatives include the following:

     Rogers Communications. Our business strategy is to maximize revenue, operating income and return on invested capital by maintaining and enhancing our position as one of Canada’s leading national diversified communications and media companies. Our objective is to be the preferred provider of communications, entertainment and information services to Canadians. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels and marketing opportunities across our group of companies to create value for our customers and shareholders.

     We help to identify and facilitate opportunities for our cable, wireless and media businesses to create bundled product and service offerings, as well as for the cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies and capital utilization by sharing infrastructure, corporate services and sales distribution channels. During 2003, the sharing of call centre and information technology infrastructure enabled us to form an integrated Cable and Wireless customer service group serving the needs of customers subscribing to both Cable and Wireless services. We also offer a combined bill for customers who subscribe to multiple services from across the Rogers group of companies.

     Rogers Cable. Rogers Cable seeks to maximize its revenue, operating income and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced two-way cable services, including digital cable, Internet access, pay-per-view (PPV) services, video-on-demand (VOD), personal video recorder (PVR) services and high-definition television (HDTV). The key elements of Cable’s strategy are as follows:

•	clustering cable systems in and around metropolitan areas;

•	offering a wide selection of products and services;

•	maintaining technologically advanced cable networks;

•	continuing to focus on increased quality and reliability of service;

•	leveraging its relationships within our group of companies to identify opportunities for bundled product and service offerings as well as for cost and infrastructure sharing;

•	continuing to develop brand awareness and to promote the Rogers brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company; and

•	deploying advanced IP capabilities to provide high quality digital primary line voice telephony service.

     Rogers Wireless. Wireless’ goal is to achieve profitable growth within the Canadian wireless communications industry and its strategy is designed to maximize its cash flow and return on invested capital. The key elements of Wireless’ strategy are as follows:

•	focusing on voice and data services that are attractive to youth and small and medium size businesses to optimize Wireless’ customer mix;

•	delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

•	increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, calling line ID, text messaging and wireless Internet;

•	enhancing Wireless’ sales distribution channels to increase its focus on youth and business customers;

•	maintaining a technologically advanced, high quality and pervasive network by improving the quality of its GSM/GPRS network and increasing capacity; and

•	leveraging relationships with our group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing.

     Rogers Media. Media seeks to maximize revenues, operating income and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:

•	focusing on specialized content and audiences through continued development of its portfolio of specialty channel investments, radio properties and publications;

•	continuing to leverage its strong brand names to increase advertising and subscription revenues, assisted by the cross-promotion of its properties both across its media formats and in association with of the “Rogers” brand; and

•	focusing on growth and continuing to cross-sell advertising and share content across its properties and over its multiple media platforms.

RECENT DEVELOPMENTS

Voice-Over-Cable Telephony Initiative

     Together with Cable, we announced an initiative on February 12, 2004, to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across cable service areas. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. We expect the property, plant and equipment (PP&E) expenditures required to deploy this platform will be approximately $200 million over two years. We also expect the majority of the PP&E expenditures will occur in the first 12 to 18 months of the deployment, with 2004 expenditures expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber.

     We are currently refining our business strategies with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates. In addition, we are considering offering the telephony services described above through Rogers Telecom Inc. (Rogers Telecom), which is one of our wholly-owned subsidiaries. We have recently announced the hiring of Michael Adams, an industry executive, as Executive Vice President and Chief Operating Officer of Cable who will, among other things, be responsible for the implementation of Cable’s telephony initiative. Although our business strategies and organizational structure with respect to telephony services continue to be refined, Cable plans to incur most or all of the PP&E expenditures described above to upgrade its network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, Cable would enter into an agreement with Rogers Telecom that could relate to, among other things, access to and the use of Cable’s network.

Agreement with Yahoo!

     In January 2004, Cable announced an agreement with Yahoo! Inc. (Yahoo) to provide co-branded Internet services to current and future customers of Cable’s Internet access services. Under the multi-year agreement, in return for the payment of a monthly fee, Yahoo will assume operation of Cable’s e-mail services and provide a suite of customized Yahoo content, products and services to Cable’s Internet access customers. The content, products and services include the following:

•	a customizable browsing environment;

•	personalized homepage;

•	enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; and

•	enhanced instant messaging capabilities and multi-media services.

     Depending on the level of Internet access service subscribed to, subscribers will receive some or all of these features as part of their subscription. The agreement also contemplates Cable’s collaborating with Yahoo to offer premium packages of products and services to subscribers for an additional fee.

Termination of Brand Licence Agreement

     In December 2003, Wireless and AT&T Canada Enterprises Inc. amended Wireless’ brand license agreement to permit Wireless to terminate the agreement at any time, but not later than March 31, 2004. Wireless terminated the agreement effective March 8, 2004. Wireless is now operating under the Rogers Wireless brand name.

Debt Redemptions and Offerings

     On February 20, 2004, Rogers Wireless completed a private placement in an aggregate principal amount of US$750 million of 6.375% senior (secured) notes due 2014. On March 26, 2004, Wireless redeemed the US$196.1 million principal amount of its 8.30% senior secured notes due 2007, the US$179.1 million principal amount of its 8.80% senior subordinated notes due 2007 and the US$333.2 million principal amount of its 9.375% senior secured debentures due 2008, together with related redemption premiums. Wireless estimates that the net proceeds from the issuance of the notes was approximately US$741.9 million (Cdn$958.8 million based on the noon exchange as reported by the Bank of Canada on December 31, 2003 of US$1.00 = Cdn$1.2924) after deduction of expenses and commissions. On March 26, 2004, Wireless used approximately US$734.7 million of the net proceeds from the February 2004 private placement noted above to pay the redemption price, including the redemption premiums, of the redemptions noted above, and the balance of the net proceeds were used by Wireless for general corporate purposes.

     On February 23, 2004, Rogers Cable redeemed $300.0 million aggregate principal amount of its 9.65% senior secured second priority debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount. On March 11, 2004, Cable completed a private placement in an aggregate principal amount of US$350 million of 5.500% senior (secured) second priority notes due 2014. Cable estimates that the net proceeds from the issuance of the notes was approximately US$344.1 million (Cdn$444.7 million based on the noon exchange rate as reported by the Bank of Canada on December 31, 2003 of US$1.00 = Cdn$1.2924) after deduction of expenses and commissions. Cable used approximately Cdn$314.5 million of the net proceeds to refinance a drawdown under its bank credit facility which was used to fund the February 2004 redemption noted above. Cable used Cdn$52.5 million of the net proceeds to repay other existing indebtedness outstanding under the bank credit facility and intends to use the balance for general corporate purposes.

RISK FACTORS

     An investment in our securities involves risk. You should carefully consider the following risk factors, as well as the other information contained in and incorporated by reference into this prospectus, before deciding whether to invest in our securities. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Relating to RCI

Our holding company structure may limit our ability to meet our financial obligations.

     As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

     Substantially all of our business activities are operated by our subsidiaries, other than certain centralized functions such as payables, remittance processing, call centres and certain shared information technology functions. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations. The subsidiaries are parties to various agreements, including certain loan agreements, that restrict the ability of the respective subsidiaries to pay cash dividends or make advances or other payments to us.

We are controlled by one shareholder, whose interests may conflict with those of other shareholders.

     As at December 31, 2003, we had outstanding 56,235,394 Class A Voting shares. To the knowledge of our directors and officers, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of our outstanding voting shares is Edward S. Rogers. As of December 31, 2003, Edward S. Rogers beneficially owns or controls 51,116,099 of our Class A Voting shares, representing approximately 90.9% of the issued and outstanding Class A Voting shares, which class is the only class of issued shares carrying the right to vote in all circumstances. Accordingly, Edward S. Rogers is, and will continue to be after this offering, able to elect a majority of our board of directors and to control the vote on matters submitted to a vote of our shareholders. The interests of Edward S. Rogers may not correspond with those of other shareholders. For purposes of the foregoing, a reference to “Edward S. Rogers” includes Edward S. Rogers, O.C., the President and Chief Executive Officer and a director of our company, and certain corporations, other than us, owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family.

The operation of our business requires substantial capital, and there is no guarantee that financing will be available to meet those requirements.

     The operation of our networks, the marketing and distribution of our products and services and future technology upgrades of the networks will require substantial capital resources. We had approximately $5.3 billion of long-term debt outstanding at December 31, 2003. Our PP&E spending on a consolidated basis in 2003 was approximately $964 million. Significant additional PP&E expenditures will also be required during 2004 and in the future.

     The actual amount of PP&E expenditures required to finance our operations and network development may vary materially from our estimates. We may incur significant additional capital expenditures in the future as a result of unforeseen delays in the development of our networks, cost overruns, customer demand, unanticipated expenses, regulatory changes or other events that affect our businesses, and may need to obtain additional funds as a result of these unforeseen events. We anticipate that additional debt financing may be needed to fund cash requirements in the future. We cannot predict whether such financing will be available, what the terms of such additional financing would be or whether existing debt agreements would allow additional financing at that time. If we cannot obtain additional financing when needed, we will have to delay, modify or abandon some of our plans. This could slow our growth and negatively impact our ability to compete.

The sale of the interest in Rogers Wireless held by AT&T Wireless or a change in Wireless’ relationship with AT&T Wireless could adversely impact our financial position.

     As of December 31, 2003, AT&T Wireless owned 34.2% of the total equity of Rogers Wireless. AT&T Wireless has recently reported that it is exploring its strategic alternatives, including a possible sale of its interest in Rogers Wireless. On February 17, 2004, AT&T Wireless and Cingular Wireless LLC announced that Cingular Wireless LLC had agreed to acquire AT&T Wireless, subject to various approvals. Any decision by AT&T Wireless or a successor company to sell all or a portion of its shares in Rogers Wireless is subject to the terms of a shareholders’ agreement. We do not know the intentions of AT&T Wireless with respect to its investment in Rogers Wireless. If AT&T Wireless decides to sell its interest in Rogers Wireless and we determine that it is in our best interest to purchase AT&T Wireless’ ownership interest in Rogers Wireless, we would need to raise capital to finance the purchase, which could adversely impact our liquidity, financial condition or results of operations.

Our substantial leverage may have adverse consequences.

     Our substantial debt may have important consequences. For instance, it could:

•	make it more difficult for us to satisfy our financial obligations;

•	require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

     Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategies.

We may experience adverse effects due to exchange rate and interest rate fluctuations.

     Nearly all of our business is transacted in Canadian dollars. Accordingly, we are exposed to foreign exchange rate risk on our U.S. dollar denominated debt. The exchange rate between Canadian dollars and U.S. dollars, although historically less volatile than those of certain other foreign currencies, has varied significantly over the last three years. See “Exchange Rate Data”. Foreign exchange and interest rate fluctuations may materially adversely affect our financial performance or results of operations. For a more complete discussion on the impact of exchange rate and interest rate fluctuations, see the section entitled “Interest Rate and Foreign Exchange Management” in our 2003 management’s discussion and analysis, incorporated by reference into this prospectus.

Regulatory changes could adversely affect our results of operations.

     Substantially all of our business activities (except for the non-broadcasting operations of Rogers Media) are regulated by the Canadian Federal Department of Industry, Science and Technology, on behalf of the Minister of Industry (Canada) (collectively “Industry Canada”) and the Canadian Radio-television and Telecommunications Commission (CRTC) under the Telecommunications Act (Canada), the Radiocommunication Act (Canada) and the Broadcasting Act (Canada), and accordingly our results of operations on a consolidated basis are affected by changes in regulations and decisions by these regulators. Such regulation relates to, among other things, licensing, competition, the specific cable television programming services that we must distribute, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, our cable, cellular, PCS, paging and broadcasting licences may not generally be transferred without regulatory approval. Changes in the regulation of our business activities, including decisions by regulators affecting our operations (such as the granting or renewal of licences or decisions as to rates we may charge our customers), or changes in interpretations of existing regulations by courts or regulators, could adversely affect our consolidated results of operations.

Restrictions on non-Canadian ownership and control may adversely affect our cost of capital.

     Our regulated subsidiaries must be Canadian-owned and controlled under requirements enacted or adopted under the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). The requirements generally provide that Canadians must own at least 80% of the voting shares of the regulated entities, at least 80% of the members of the board of directors must be Canadian, and the entities must not be controlled in fact by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a parent company, such as us or Rogers Wireless, may be held by non-Canadians and the parent company must not be controlled in fact by non-Canadians in order that such parent corporation may qualify as Canadian. These restrictions on non-Canadian ownership and control may have an adverse effect on us, including on our cost of capital. Our Articles and the Articles of Rogers Wireless contain provisions which constrain the issue and transfer of certain classes of shares, including our Class B Non-Voting shares, for the purpose of ensuring that we and our subsidiaries remain eligible to hold licences or to carry on businesses which are subject to non-Canadian ownership and control restrictions. We are in compliance with all applicable Canadian ownership and control requirements.

Our relationship with Rogers Wireless may create conflicts of interest.

     Because Restricted Voting shares of Rogers Wireless representing approximately 10% of Rogers Wireless’ total equity are currently publicly traded, our transactions with Rogers Wireless and its subsidiaries are currently subject to Rogers Wireless’ obligation to these minority shareholders and to AT&T Wireless, Wireless’ other significant shareholder. Our directors and officers who are also directors or officers of Rogers Wireless have certain fiduciary duties to those companies and may find themselves in a position where their duties as our director or officer are in conflict with their duties as a director or officer of Rogers Wireless with respect to transactions involving us and Rogers Wireless. There can be no assurance that any such conflict will be resolved in favour of us.

We may engage in unsuccessful acquisitions and divestitures.

     Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are an active part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

We may be involved in legal proceedings that may have an adverse impact on us.

     From time to time, we are involved in litigation or other legal proceedings relating to claims arising out of our operations. The results of these matters cannot be predicted with certainty. We may determine that it is necessary or desirable to settle one or more of these claims on terms that are adverse to us or one or more of these matters may be determined adversely to our interests and a substantial judgment may be awarded against us. If either of the foregoing events were to occur, there could be a material adverse impact on our business, financial condition, liquidity or results of operations.

Risks Relating to Our Cable Business

Cable may fail to achieve expected revenue growth from new and advanced cable products and services.

     Cable expects that a substantial portion of future growth will be achieved from new and advanced cable, Internet and IP products and services. Accordingly, Cable has invested significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services and has invested significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for Cable’s services may result in increased churn of its subscribers and a reduction in the total number of subscribers. Alternatively, Cable may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Cable’s failure to retain existing subscribers while increasing pricing or attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for cable products and services, could slow revenue growth and have a material adverse effect on Cable’s business and financial condition.

Cable plans to invest substantial resources in connection with voice-over-cable telephony services and may not recover all or any of its investment.

     In connection with our offering of telephony services, we anticipate that Cable will invest approximately $200 million of PP&E expenditures over the next two years, with approximately $140 million to $170 million of the investment occurring in 2004. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible back-up powering at the home, is expected to be in the range of $300 to $340 per subscriber addition. We do not expect to generate significant revenue, if any, from this investment during the next few years. We also cannot predict whether our voice-over-cable telephony services will be accepted by our customers or whether our voice-over-cable telephony services will be competitive, from a quality and price perspective, with other telephony services that will be available to our customers. In addition, in deciding to invest in voice-over-cable telephony services at this time, we have assumed that certain changes to applicable telephony regulation in Canada will occur prior to the commercial launch of our telephony services. If these regulatory changes do not occur, we may not offer voice-over-cable telephony services as currently contemplated. As a result of these uncertainties, we may not recover any or all of our investment in telephony services, which could have a material adverse effect on its business and financial condition.

Cable has substantial capital requirements and intends to make substantial capital expenditures, and Cable may not be able to obtain sufficient financing to execute its business strategy.

     The operation of Cable’s business, the marketing and distribution of its products and services and the continued evolution of network technologies will continue to require substantial capital resources. Cable currently expects capital spending in 2004 to range from $440.0 million to $465.0 million, excluding telephony spending as discussed above. The actual amount of capital required to finance Cable’s operations and network development may vary materially from its estimates. Cable may not generate or have access to sufficient capital to fund these future requirements. If Cable cannot obtain additional financing when needed, it will have to delay, modify or abandon some of its plans. This could slow Cable’s growth and negatively impact its ability to compete in the cable television industry.

Cable faces substantial competition.

     Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (ISPs) and video sales and rental services in Canada. Cable faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors. Competitors of cable include direct-to-home, or DTH, satellite providers, and other distributors of multi-channel television signals to homes for a fee, including “grey market” satellite service providers, which are U.S. direct broadcast satellite, or DBS, providers whose signals are not sold but can be acquired in Canada, microwave multi-point distribution system, or MMDS, operators, satellite master antennae television systems, or SMATVs, and over-air television broadcasters. Other competitors of the cable television business are providers of “black market”, pirate systems to Canadian customers that enable customers to take, without paying a fee, programming services from U.S. and Canadian satellite providers by defeating the operation of the systems preventing unauthorized access. Competitors of the Internet business include other ISPs offering competing residential and commercial Internet access services. Competitors of the videocassette, DVD and video games sales and rental business include other video rental and retail outlets, as well as alternative entertainment media, such as theatres, sporting events, PPV services and broadcasting services, as well as competition from emerging VOD services introduced by cable television providers.

Competition in multiple dwelling unit buildings could lead to subscriber losses.

     The Broadcasting Distribution Regulations (Canada) do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. Approximately one-third of Cable’s basic cable subscribers are located in multiple dwelling unit buildings (MDUs). These regulations could lead to competitive subscriber losses or pricing pressure in MDUs serviced by Cable, which could result in a reduction in its revenue.

Forecasting property, plant and equipment expenditures may become more difficult, which may increase the volatility of Cable’s operating results.

     An increasing component of Cable’s PP&E expenditures will be to support a series of more advanced services. These services include Cable’s Internet, digital television, HDTV, VOD, telephony and other enhanced services that require advanced subscriber equipment. A substantial component of the PP&E required to support these services will be demand driven. As a result, forecasting PP&E expenditure levels for Cable will likely become less precise, which may increase the volatility of Cable’s operating results from period to period.

Increasing programming costs could adversely affect Cable’s results of operations.

     Cable’s single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. As Cable continues to upgrade its analogue and digital cable selections, increasing programming costs within the industry could adversely affect its operating results if Cable is unable to pass such programming costs to its subscribers.

Failure by programming suppliers to continue their operations may reduce Cable’s revenue.

     There are over 70 digital specialty channels currently available in Canada. Cable believes that subscriber selection of these digital specialty service channels, whether individually, in pre-set theme packs or in customer-designed channel packages, will provide a consistent and growing stream of new revenue. In addition, the ability to attract subscribers to digital cable service is enhanced by the expanded variety of programming choices that are currently available. If a number of programmers that supply digital specialty channels face financial or operational difficulty sufficient to cause them to cease their operations, and the number of digital specialty channels decreases significantly, it may have a significant negative impact on Cable’s revenue.

If Cable is unable to develop or acquire advanced encryption technology to prevent unauthorized access to cable programming, Cable could experience a decline in revenues.

     Cable utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscriber levels. There can be no assurance that Cable will be able to effectively prevent or eliminate unauthorized decoding of signals in the future. If Cable is unable to control cable access with its encryption technology, its subscription levels for digital programming including premium priced programming, as well as Rogers Video rentals, may decline, which could result in a decline in Cable’s revenues.

Cable is required to provide access to its cable systems to third party Internet providers, which may result in increased competition.

     Cable is required by the CRTC to provide access to its cable systems to third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and is currently considering proposed rates for third party interconnection and other outstanding terms and conditions of the service. As a result of the requirement that Cable provide access to third party ISPs, Cable may experience increased competition for high-speed Internet retail subscribers. In addition, these third party providers would utilize network capacity that Cable could otherwise use for its own subscribers. A third party ISP has connected to Cable’s network on a wholesale basis and is providing competing high-speed internet services at retail. The increased competition and reduced network capacity could result in a reduction of Cable’s revenue.

Failure to obtain access to support structures and municipal rights of way could increase Cable’s costs and adversely affect its business.

     Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable applies to the CRTC to obtain a right of access under the Telecommunications Act (Canada). However, in a recent decision, the Supreme Court of Canada has determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to support structures of hydroelectric companies could be substantially increased and could adversely affect Cable’s operating results.

Cable is highly dependent upon its information technology systems and the inability to enhance its systems or a security breach or disaster could have an adverse impact on Cable’s financial results and operations.

     The day-to-day operation of Cable’s business is highly dependent on its information technology systems. An inability to enhance Cable’s information technology systems to accommodate additional customer growth and to support new products and services could have an adverse impact on Cable’s ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact Cable’s financial results and position.

     In addition, Cable uses industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,300 of Cable’s employees and critical elements of its network infrastructure and information technology systems are located at two sites: its corporate offices in Toronto and its Toronto operations facility. In the event that Cable cannot access either of these facilities, as a result of a natural or manmade disaster or otherwise, Cable’s operations may be significantly affected and may result in a condition that is beyond the scope of Cable’s ability to recover without significant service interruption and commensurate revenue and customer loss.

Cable may be required to pay higher royalty rates to copyright collectives, which could adversely affect its financial position.

     The Copyright Board of Canada (Copyright Board) is expected to issue a decision on the royalty rates for the retransmission of television and radio services for the 2004-2008 period. As a result of this decision, the royalties Cable owes to copyright collectives could increase. A rate increase for 2004-2008, if Cable is unable to pass the increased rates to its customers, could have a material adverse effect on its operating results.

An expansion of copyright obligations for Internet service providers could negatively impact Cable’s business.

     A 1999 Copyright Board decision that considered whether ISPs should be liable for the communication of music on the Internet was appealed to the Federal Court of Appeal and, ultimately, to the Supreme of Court of Canada. The Supreme of Court of Canada heard this appeal in December 2003 and is expected to issue its decision in the summer of 2004. If ISPs are found liable for the communication of music on the Internet, any subsequent royalty determined by the Copyright Board could have a material adverse effect on Cable.

Cable’s business is subject to various governmental regulations.

     A significant percentage of Cable’s business activities are regulated by the CRTC under the Telecommunications Act (Canada), the Radiocommunication Act (Canada) and the Broadcasting Act (Canada), and accordingly our results of operations are affected by changes in regulations and decisions by the CRTC. Such regulation relates to, among other things, licensing, competition, the specific cable television programming services that Cable must distribute, as well as percentages of foreign ownership and control of cable television licences. In addition, Cable’s CRTC licences must be renewed from time to time and cannot be transferred without regulatory approval. Cable’s cable television systems are also required to obtain certain authorizations and to meet certain technical standards established by the Canadian Federal Department of Industry Canada (Industry Canada), pursuant to its authority under the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). Changes in regulation by Industry Canada could adversely affect our results.

Risks Relating to Our Wireless Business

Wireless faces substantial competition.

     The Canadian wireless communications industry is highly competitive. In the wireless voice and data market, Wireless competes primarily with three other wireless service providers and may in the future compete with other companies, including resellers. Potential users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. Wireless also competes with its rivals for dealers and retail distribution outlets. There can be no assurance that Wireless’ current or future competitors will not provide services comparable or superior to those provided by Wireless, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which Wireless operates, or introduce competing services. Any of these factors could reduce Wireless’ market share or decrease its revenue.

Price competition could adversely affect Wireless’ churn rate and revenue growth.

     Aggressive pricing by industry participants in previous years has caused significant reductions in Canadian wireless communications pricing. Wireless believes that competitive pricing is a factor in causing churn. Wireless cannot predict the extent of further price competition and customer churn into the future, but Wireless anticipates some ongoing re-pricing of its existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from Wireless’ existing customers, which could slow revenue growth.

Wireless may fail to achieve expected revenue growth from new and advanced wireless services.

     Wireless expects that a substantial portion of future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, Wireless has invested and continues to invest significant capital resources in the development of its GSM/GPRS network in order to offer these services. Wireless has also invested and continues to invest capital resources in the deployment of EDGE technology across its GSM/ GPRS network. However, there may not be sufficient consumer demand for these advanced wireless services. Alternatively, Wireless may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Wireless’ failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, would slow revenue growth and have a material adverse effect on its business and financial condition.

Wireless expects to experience significant change in the wireless communications industry.

     The wireless communications industry is experiencing significant technological change. This includes the increasing pace of digital upgrades to existing wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user needs and preferences. There is also uncertainty as to the pace and extent that consumer demand for wireless services will continue to increase, as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, Wireless’ future prospects and those of its industry remain uncertain.

There is no guarantee that Wireless’ third generation technology will be competitive or compatible with other technologies.

     The deployment of EDGE technology may not be competitive or compatible with other technologies. Wireless also expects to develop a Universal Mobile Telecommunications System, or UMTS, technology based network that will supplement its GSM/GPRS-EDGE networks. While Wireless and other U.S. and international operators have selected these technologies as an evolutionary step from current and future networks, there are other competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers and Wireless’ business may be materially adversely affected.

Wireless may encounter difficulties with respect to the continued development of third generation network technology.

     Wireless is currently pursuing its strategy to transition its technology network to third generation technology with enhanced digital voice and data transmission capabilities. In order to implement this transition successfully:

•	network technology developers must complete the refinement of third generation network technologies, specifically EDGE and UMTS; and

•	Wireless must complete the implementation of the fixed network infrastructure to support its third generation technologies, which will include design and installation of upgrades to its existing network equipment.

     These steps may not be completed in the time frame or at the cost Wireless anticipates. Wireless’ third generation technology network will rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology Wireless has chosen for its network will not perform as expected, that Wireless may be unable to integrate the new technology with its current technology and that Wireless may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of Wireless’ network, which could materially adversely affect its business.

Wireless is highly dependent upon its information technology systems and the inability to enhance its systems or a security breach or disaster could have an adverse impact on its financial results and operations.

     The day-to-day operation of Wireless’ business is highly dependent on its information technology systems. An inability to enhance Wireless’ information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on Wireless’ ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact Wireless’ financial results and position.

     In addition, Wireless uses industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,400 of Wireless’ employees and critical elements of Wireless’ network infrastructure and information technology systems are located at its corporate offices in Toronto. In the event that Wireless cannot access these facilities, as a result of a natural or manmade disaster or otherwise, Wireless’ operations may be significantly affected and may result in a condition that is beyond the scope of Wireless’ ability to recover without significant service interruption and commensurate revenue and customer loss.

Wireless is dependent on infrastructure and handset vendors, which could impact the quality of its services or impede network development and expansion.

     Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which Wireless has no operational or financial control and only limited influence in how they conduct their businesses. The failure of one of Wireless’ network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a negative impact on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for Wireless’ networks could impact the quality of its service or impede network development and expansion.

Wireless has substantial capital requirements and intends to make substantial capital expenditures, and Wireless may not be able to obtain sufficient financing to execute its business strategy.

     The operation of Wireless’ wireless communications network, the marketing and distribution of its products and services, the continued evolution of network technologies and the addition of network capacity will continue to require substantial capital resources. Wireless currently expects capital spending in 2004 to range from $400.0 million to $425.0 million. The actual amount of capital required to finance Wireless’ operations and network development may vary materially from its estimates. Wireless may not generate or have access to sufficient capital to fund these future requirements. If Wireless cannot obtain additional financing when needed, Wireless will have to delay, modify or abandon some of its plans to construct its third generation network. This could slow Wireless’ growth and negatively impact its ability to compete in the wireless communications industry.

A change in foreign ownership legislation could increase competition which could reduce Wireless’ market share or decrease its revenue.

     Wireless could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless has could reduce its market share and cause Wireless’ revenues to decrease.

The implementation of wireless local number portability in Canada could create significant costs for Wireless and increase churn.

     Over the past several years, certain countries in Europe and Asia have implemented wireless local number portability, or LNP. In November 2003, as mandated by the U.S. government, the U.S. wireless industry began the implementation of wireless LNP. This involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of wireless LNP systems and capabilities represents significant costs for the carriers in a country to deploy. There has been no regulatory mandate for the implementation of wireless LNP in Canada; however, if wireless LNP were to be required, this would require the carriers, including Wireless, to incur implementation costs which could be significant and once implemented could cause an increase in churn among Canadian wireless carriers.

Wireless’ business is subject to various government regulations that could adversely affect its business or increase costs or competition.

     The licensing, construction and operation of wireless communications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including Wireless’ ability to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the Canadian Radio-television and Telecommunications Commission, or CRTC. Any of the government agencies having jurisdiction over Wireless’ business could adopt regulations or take other actions that could materially adversely affect its business and operations, including actions that could increase competition or that could increase our costs.

     Industry Canada grants radio licences for a specified term. Most of Wireless’ radio licences have a five year term and expire in March 2006, although the PCS licences issued in the 2001 wireless spectrum auction have a ten year term. Industry Canada has placed conditions on the maintenance of Wireless’ licences and has the authority at any time to modify these licensing conditions to the extent necessary to ensure the efficient and orderly development of radio communication facilities and services in Canada. Industry Canada may decide not to renew Wireless’ licences when they expire and any failure by Wireless to comply with the conditions on the maintenance of its licences could result in a revocation or forfeiture of any of its licences or the imposition of fines by Industry Canada.

Contribution rate increases could adversely affect Wireless’ results of operations.

     Wireless is required to make payments equal to an annual percentage of adjusted revenues in accordance with the CRTC’s revenue-based contribution scheme. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced a contribution levy of 1.1% as both the final rate for 2003 and the interim rate for 2004. Wireless cannot anticipate the final rate for 2004 or the rates for future years. The fee increase Wireless charges its subscribers to recover the cost of the increased contribution levy may result in a significant number of its subscribers deciding to deactivate their service and may make it difficult for Wireless to attract new subscribers, particularly if some or all of Wireless’ competitors do not increase their fees or do not increase them to the same extent as Wireless does, and could materially adversely affect Wireless’ business.

Third generation spectrum allocation could increase Wireless’ costs and create a significant capital funding requirement.

     Industry Canada has released a proposed policy regarding third generation spectrum allocation and has indicated that a third generation spectrum auction may occur in the 2005 to 2006 timeframe. The spectrum frequency range for third generation has not been fully resolved, but Wireless believes that it will likely bear a close resemblance to the U.S. allocation. Wireless does not know how much the cost of acquiring such spectrum in the proposed auction will be or when it will occur. Wireless could face a significant capital funding requirement in connection with this proposed auction.

Restrictions on the use of wireless handsets while driving may reduce subscriber usage.

     Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving was implemented in Newfoundland in April 2003, which permits the use of hands-free devices. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause a material adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have a material adverse effect on Wireless’ business.

Concerns about radio frequency emissions may adversely affect Wireless’ business.

     Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose Wireless to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

Wireless could lose its wireless licences if we or Wireless fail to comply with governmental limits on non-Canadian ownership and control.

     Wireless’ wireless licences include a condition requiring us to comply with the ownership restrictions of the Telecommunications Act (Canada), the legislation that governs the provision of telecommunications services in Canada by telecommunications service providers. This condition provides that:

•	a minimum of 80% of the issued voting shares of a licenced carrier company, such as Wireless, must be owned and controlled by Canadians;

•	a minimum of 80% of the members of the board of directors of a licenced carrier company must be Canadians;

•	a parent corporation of a licenced carrier company, such as us, must have at least 66 2/3% of its voting shares owned and controlled by Canadians; and

•	neither a licenced carrier nor its parent corporation may be otherwise controlled in fact by non-Canadians.

     Under the Radiocommunication Act (Canada), the legislation that governs the licensing and use of radio frequency spectrum in Canada, Wireless’ eligibility to hold its wireless licences is subject to the requirement that:

•	no more than 20% of the voting shares of Rogers Wireless’ wholly-owned subsidiary, Rogers Wireless Inc., and no more than 33 1/3% of the voting shares of us or Rogers Wireless, may be held by non-Canadians; and

•	neither Wireless nor us may be otherwise effectively controlled by non-Canadians.

     We and Wireless are currently in compliance with all of these Canadian ownership and control requirements. However, to the extent that these requirements are violated, Wireless would be subject to various penalties, possibly including, in the extreme case, the loss of Wireless’ wireless licences.

Risks Relating to Our Media Business

A decline in demand for advertising would adversely affect Media’s results of operations.

     Media depends on advertising as a material source of its revenue and its businesses would be adversely affected by a further material decline in the demand for local or national advertising. Media derived approximately 53.4% of its revenues in 2003 from the sale of advertising. Media expects advertising will continue to be a material source of Media’s revenue in the future. Advertising revenue, which is largely a function of consumer confidence and general economic conditions, remains unpredictable, although the diversity of the businesses Media operates, both geographically and in terms of the breadth of media, helps to provide some stability to the advertising revenue base. Most of Media’s advertising contracts are short-term contracts that can be terminated by the advertiser with little notice. A reduction in advertising spending or loss of material advertising relationships would adversely affect Media’s results of operations and financial position.

Media’s ability to generate advertising revenue is adversely affected by local and regional economic downturns.

     Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns outside of Media’s control. Moreover, because a substantial portion of Media’s advertising revenue is derived from local advertisers, Media’s ability to generate advertising revenue in specific markets is adversely affected by local or regional economic downturns. This is particularly true in the concentrated Toronto market, where the combined revenue from Media’s four radio stations and two over-the-air television stations represented approximately 14% of Media’s revenue in 2003.

Media’s business is sensitive to external events.

     External events and consumer behavior substantially influence advertising patterns and media usage. A terrorist attack, such as occurred in the United States on September 11, 2001, or a war, may result in a shift in consumer focus and a change in the price or quantity of advertising purchased. If advertising and media spending decline following an unforeseen event, Media’s advertising revenues could be adversely affected.

A loss in Media’s leadership position in radio, television or magazine readership could adversely impact Media’s sales volumes and advertising rates.

     It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.

Media’s failure to identify, complete and integrate acquisitions could slow the growth of its business and adversely affect its financial condition and results of operations.

     Historically, Media’s growth has been generated, in part, by strategic acquisitions. Media intends to continue to selectively pursue acquisitions of radio and television stations and publishing properties. Media is not able to predict whether it will be successful in acquiring properties that enhance its businesses. If Media is unable to identify and complete acquisitions, its growth could slow from historical levels. In addition, Media could face difficulties associated with integrating the operations of businesses that it does acquire, which could have a material adverse effect on Media’s business, financial condition or results of operations.

Media faces increased competition.

     New programming or content services, as well as alternative media technologies, such as digital radio services, satellite radio, DTH satellite, wireless and wired pay television, Internet radio and video programming, and on-line publications have either begun competing, or may in the future compete, with Media’s properties for programming and publishing content, audiences and advertising revenues. These competing technologies may increase audience fragmentation, reduce Media’s ratings or have an adverse effect on its local or national advertising revenue. These or other technologies and business models may have a material adverse effect on Media’s results of operations.

A reduction in support from the Canadian Magazine Fund may have an adverse affect on Media’s financial position.

     The Government of Canada created the Canadian Magazine Fund (CMF) to help encourage Canadian publishers to continue to produce high-quality and innovative Canadian editorial content, subject to certain eligibility requirements. Beginning with the fiscal year ended March 31, 2001, the CMF intended to provide $150.0 million in funding to Canadian magazine publishers through 2003, $75.0 million of which is intended to support Canadian editorial content. In the fiscal year ended March 31, 2002, the CMF distributed $25.0 million to over 400 publishers in support of Canadian editorial content, with funding pro-rated among publishers based on their respective share of total eligible Canadian editorial expenses. Media qualified for approximately $5.0 million in support from the CMF in 2002. For fiscal years beginning with the fiscal year ended March 31, 2004, the Government of Canada has announced a number of changes to the Canadian editorial content envelope of the CMF. Total funding will be reduced in the fiscal year ended March 31, 2004 to $18.0 million and will be reduced to $16.0 million in each of the next two fiscal years. In addition, editorial content funding will be re-oriented to enable the Government to address the industry’s current needs and current market conditions, with more funding provided to ethno-cultural, aboriginal, and minority official-language publications, small community newspapers, arts and literary magazines, and small-circulation magazines. The reduction in the CMF’s support of Media may have an adverse affect on its financial position.

An increase in paper prices, printing costs or postage could adversely affect Media’s results of operations.

     A significant portion of Publishing’s operating expenses consist of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 5.7% of Publishing’s operating expenses in 2003. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 10% of Publishing’s operating expenses in 2003. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. A material increase in paper prices, printing costs or postage expenses to Publishing could have a material adverse effect on Media’s business, results of operations or financial condition.

Changes in regulatory policies may adversely affect Media’s business.

     Media expects the CRTC to review the Commercial Radio Policy 1998 in 2005 to address issues such as multiple licence ownership and Canadian content. In the interim, the CRTC will review satellite radio issues, including the establishment of a satellite radio policy and licensing framework. The CRTC has released its digital television policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the CRTC policy provides an effective framework for the growth and development of digital television broadcasting in Canada. A forthcoming CRTC consultation also will seek to establish a framework for the transition or migration of analogue to digital for specialty services.

     The cable and telecommunications industries in Canada generally promote the easing or elimination of foreign ownership restrictions. If successful, the easing or elimination of such ownership restrictions may cause or require integrated communications companies to establish a separate ownership structure for their broadcasting content entities.

Tariff increases could adversely affect Media’s results of operations.

     Copyright liability pressures continue to affect radio and television services. The Copyright Board is considering proposed changes to both Tariff 2 (Broadcast TV) and Tariff 17 (Non-broadcast TV). While the Society of Composers, Authors and Music Publishers of Canada (SOCAN) has sought tariff increases for each of these tariffs, certain specialty services, including Rogers Sportsnet, also have sought tariff payment adjustments that explicitly recognize the differing value of music for different genres of services. SOCAN and the Neighbouring Rights Collective Society (NRCC) also have proposed increases to each of their respective radio tariffs, with the NRCC also seeking to eliminate important revenue threshold and all-talk station tariff payment exemptions. If fees were to increase, such increases could adversely affect Media’s results of operations.

Pressures regarding channel placement could lead negatively impact the tier status of certain of Media’s channels.

     Pressures regarding the favourable channel placement of The Shopping Channel below the first cable tier will likely increase. The CRTC is currently considering a policy change which could require cable broadcast distribution undertakings to carry mandatory services below the first cable tier. This decision, along with the licensing of new local TV stations, has the potential to negatively affect The Shopping Channel’s placement in some cable systems. Unfavourable channel placement could negatively affect The Shopping Channel’s sales and could have a material adverse effect on Media’s results of operations.

USE OF PROCEEDS

     Any net proceeds we expect to receive from the issue of our securities will be set forth in a prospectus supplement. We may, from time to time, issue debt instruments, incur additional indebtedness and issue equity securities or warrants other than through the issue of securities pursuant to this prospectus.

DESCRIPTION OF DEBT SECURITIES

     We may issue debt securities, including convertible debt securities, from time to time in one or more series. As required by U.S. federal law and in conformity with the applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the series of debt securities offered.

DESCRIPTION OF SHARE CAPITAL

     As you read this section, please remember that the specific terms of any future issue of any series of preferred shares as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to any series of preferred shares issued in the future.

     Reference to a series of preferred shares means all of the preferred shares issued as part of the same series and having the attributes set out in amended Articles. Reference to your prospectus supplement means the prospectus supplement describing the specific terms of the preferred shares you purchase. The terms in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

     The following briefly summarizes the provisions of our Charter under the Business Corporations Act (British Columbia), including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Charter.

Preferred Shares

     There are 400,000,000 authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by our board of directors prior to the issue of such series. We have 24 authorized series of Preferred shares, and shares of the Series XXVII Preferred shares, Series XXX Preferred shares, Series XXXI Preferred shares and Series E Convertible Preferred shares are currently outstanding.

     The Series XXVII Preferred shares are non-voting, are redeemable at $1,000 per share at our option and carry the right to cumulative dividends at a rate equal to the bank prime rate plus 1 3/4% per annum.

     The Series XXX Preferred shares are non-voting, are redeemable at $1,000 per share at our option and carry the right to non-cumulative dividends at a rate of 9 1/2% per annum.

     The Series XXXI Preferred shares are non-voting, are redeemable at $1,000 per share at our option and carry the right to cumulative dividends at a rate of 9 5/8% per annum.

     The Series E Convertible Preferred shares are non-voting and are redeemable and retractable under certain conditions. All of these shares are convertible at the option of the holder up to the mandatory date of redemption, which is April 18, 2004, into our Class B Non-Voting shares at a conversion rate equal to one Class B Non-Voting share for each preferred share to be converted. Holders of these shares are entitled to receive, ratably with holders of our Class B Non-Voting shares, cash dividends per share in an amount equal to the cash dividends declared and paid per share on Class B Non-Voting shares.

Common Shares

     As at December 31, 2003, there were 56,240,494 authorized Class A Voting shares without par value, of which 56,235,394 were issued and outstanding. Each Class A Voting share is entitled to 25 votes per share. The holders of Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders but, except as required by law, are not entitled to vote at such meetings. The Class A Voting shares may receive a dividend at an annual rate of up to $0.05 per share only after the Class B Non-Voting shares have been paid a dividend at an annual rate of $0.05 per share. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

     As at December 31, 2003, there were 1,400,000,000 authorized Class B Non-Voting shares with a par value of $1.62478 per share, of which 177,241,646 were issued and outstanding. The Class A Voting shares and Class B Non-Voting shares participate equally share for share in dividends after payment of an annual dividend of $0.05 per share for each class and participate equally share for share in any of our remaining assets in the event of our dissolution or winding up (subject to the preference as to dividends in favour of the Class B Non-Voting shares).

     In May 2003, we adopted a dividend policy that provides for the payment, each year, of dividends aggregating $0.10 per share to be payable twice yearly on each outstanding Class B Non-Voting share and Class A Voting share held as of the record date, as determined by our board of directors.

     Under applicable Canadian securities laws, an offer to purchase Class A Voting shares would not necessarily require that an offer be made to purchase Class B Non-Voting shares.

     Our Charter contains restrictions on the transfer, voting and issue of our Class A Voting shares and Class B Non-Voting shares in order to ensure that we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian in order to ensure that we remain qualified to hold the licences referred to above.

     At our annual meeting of shareholders held on May 30, 2003, the shareholders approved a special resolution to: (i) alter our Memorandum by cancelling all authorized but unissued Class A Voting shares; and (ii) amend our Articles to provide that the directors may not attach any right to any series of our Preferred shares created after the date of the meeting that entitles or would entitle the holder or holders of the shares of any such series to vote at any of our general meetings, and that the Preferred shares of any such series shall have no right to vote at any such general meeting. We have filed amendments to our Charter to effect these changes.

Convertible Preferred Securities

     Convertible Preferred securities were issued in 1999 with a face value of $600 million to a subsidiary of Microsoft Corporation (Microsoft). These Convertible Preferred securities bear interest at 5 1/2% per annum, payable quarterly in cash, Class B Non-Voting shares or additional Convertible Preferred securities, at our option. The Convertible Preferred securities are convertible, in whole or in part, at any time, at Microsoft’s option, into 28.5714 Class B Non-Voting shares per $1,000 aggregate principal amount of Convertible Preferred securities, representing a conversion price of $35 per Class B Non-Voting share. The Convertible Preferred securities mature on August 11, 2009, and are callable by us on or after August 12, 2004, subject to certain conditions. We have the option of repaying the Convertible Preferred securities in cash or Class B Non-Voting shares.

DESCRIPTION OF WARRANTS

     The following description of the terms of the warrants sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. We will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be offered for sale.

     We may issue warrants for the purchase of debt securities, preferred shares or Class B Non-Voting shares. Warrants may be issued independently or together with debt securities, preferred shares or Class B Non-Voting shares offered by any prospectus supplement and may be attached to, or separate from, any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, reference to the applicable warrant agreement. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement.

Debt Warrants

     The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following:

•	the title of such debt warrants;

•	the offering price for such debt warrants, if any;

•	the aggregate number of such debt warrants;

•	the designation and terms of the debt securities purchasable upon exercise of such debt warrants;

•	if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security;

•	if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property);

•	the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time;

•	whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of principal United States and Canadian federal income tax considerations;

•	the antidilution or adjustment provisions of such debt warrants, if any;

•	the redemption or call provisions, if any, applicable to such debt warrants; and

•	any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Share Warrants

     The prospectus supplement relating to any particular issue of preferred share warrants or Class B Non-Voting share warrants will describe the terms of such warrants, including the following:

•	the title of such warrants;

•	the offering price for such warrants, if any;

•	the aggregate number of such warrants;

•	the designation and terms of the Class B Non-Voting shares or series of preferred shares purchasable upon exercise of such warrants;

•	if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security;

•	if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable;

•	the number of Class B Non-Voting shares or preferred shares purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of principal United States and Canadian federal income tax considerations;

•	the antidilution provisions of such warrants, if any;

•	the redemption or call provisions, if any, applicable to such warrants; and

•	any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

     A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement.

     Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

     We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of our Class B Non-Voting shares or preferred shares, as applicable, at a future date or dates. We will not offer share purchase contracts for sale to any member of the public in Canada unless the prospectus supplement containing the specific terms of the share purchase contracts to be offered is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the share purchase contracts will be offered for sale.

     The price per Class B Non-Voting share or preferred share, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula contained in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we wish.

     The applicable prospectus supplement may contain, where applicable, the following information about the share purchase contracts issued under it:

•	whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our Class B Non-Voting shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the share purchase contracts are to be prepaid or not;

•	whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of our Class B Non-Voting shares or preferred shares;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; and

•	whether the share purchase contracts will be issued in fully registered or global form.

     The applicable prospectus supplement will describe the terms of any share purchase contracts. The preceding description and any description of share purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the share purchase contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such share purchase contracts.

DESCRIPTION OF UNITS

     We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

     The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

     The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

PLAN OF DISTRIBUTION

     We or each of the trustees under the indentures may issue the securities offered by this prospectus for cash or other consideration:

•	to or through underwriters, dealers, placement agents or other intermediaries, or

•	directly to one or more purchasers.

     The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, the securities and the proceeds to us from such sale,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	any offering price, and

•	any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

     Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

     Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

     In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     Without limiting the generality of the foregoing, we also may issue some or all of the securities offered by this prospectus in exchange for property, including shares or assets of other companies which we may acquire in the future.

CERTAIN INCOME TAX CONSIDERATIONS

     The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

     The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of the securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, whether or not we will be considered a passive foreign investment company (and if so, the tax consequences to a United States shareholder), backup withholding and the foreign tax credit, and any consequences relating to securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada and filed with or furnished to the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, are specifically incorporated by reference in this prospectus:

1.	our renewal annual information form for the year ended December 31, 2002, dated May 14, 2003;

2.	our audited comparative consolidated financial statements as at and for the years ended December 31, 2003 and December 31, 2002, together with the report of the auditors’ thereon and management’s discussion and analysis in respect of those statements; and

3.	our management information circular dated April 25, 2003 in connection with the annual meeting of shareholders held on May 30, 2003, other than the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”.

     Any documents of the types referred to in paragraphs 1 to 3 above, and any interim financial statements, interim management’s discussion and analysis and material change reports (excluding confidential material change reports) filed by us with the securities regulatory authorities in Canada or filed with or furnished to the SEC after the date of this short form prospectus and prior to the termination of any offering of securities hereunder, shall be deemed to be incorporated by reference into this short form prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Upon a new annual information form and new annual financial statements being filed with and, accepted by the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities hereunder.

     A prospectus supplement containing the specific terms of an offering of our securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of securities covered by that prospectus supplement.

     If and when we provide disclosure of interest coverage ratios by a prospectus supplement, the prospectus supplement filed with applicable securities regulatory authorities that contains the disclosure of interest coverage ratios and any prospectus supplement supplying any additional or updated information we may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of the prospectus supplement.

     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777. For the purpose of the province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Corporate Secretary at the above mentioned address. Copies of documents that we have filed with the securities regulatory authorities in Canada may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

LEGAL MATTERS

     Certain legal matters relating to the securities offered by this short form base shelf prospectus will be passed upon on our behalf by Torys LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel.

INDEPENDENT CHARTERED ACCOUNTANTS

     Our consolidated balance sheets as at December 31, 2003 and 2002 and our consolidated statements of income, deficit and cash flows for the two years ended December 31, 2003, incorporated by reference in this prospectus, have been audited by KPMG LLP, as indicated in their report incorporated by reference in this prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

     Our auditors are KPMG LLP, Chartered Accountants, 4100 Yonge Street, Suite 200, Toronto, Ontario, Canada, M2P 2H3.

     Our transfer agent and registrar for the Class B Non-Voting shares in Canada is Computershare Trust Company of Canada and in the United States is Computershare Trust Company, Inc.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

     Under Section 160 of the Business Corporations Act (British Columbia) (the “Act"),

(a)	a director or officer of the Registrant,

(b)	a former director or officer of the Registrant,

(c)	a director, former director, officer or former officer of another corporation at a time when the corporation is or was an affiliate of the Registrant or at the request of the Registrant,

(d)	an individual who is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, at the request of the Registrant

(any corporation or entity referred to in (c) or (d), an “associated corporation”; and any individual described in (a) through (d), an “eligible individual”) or

(e)	any heirs and personal or other legal representatives of an eligible individual

(any person described in (e) and any eligible individual, an “eligible party”)

may be indemnified by the Registrant against all judgments, penalties or fines awarded or imposed or to which the eligible party may be liable in, or amounts paid in settlement of, any civil, criminal, quasi-criminal, administrative or regulatory action or proceeding or investigative action, whether current, threatened, pending or completed, in which the eligible party, by reason of an eligible individual being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or costs, charges and expenses, including legal and other fees (“expenses”) related to, any such action or proceeding (an “eligible proceeding”); and after the final disposition of an eligible proceeding, may be paid the expenses actually and reasonably incurred by the eligible party in respect of that proceeding.

     Under Section 161 of the Act, an eligible party must, after the final disposition of an eligible proceeding, be paid by the Registrant the expenses actually and reasonably incurred by the eligible party in respect of the eligible proceeding if the eligible party is wholly successful on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding.

     Under Section 162 of the Act, an eligible party may be paid by the Registrant, as expenses are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by the eligible party in respect of that proceeding; provided that the Registrant must not pay such expenses unless the Registrant first receives from the eligible party a written undertaking that the eligible party will repay the amounts advanced if it is ultimately determined that (i) the eligible individual in relation to the subject matter of the eligible proceeding did not act honestly and in good faith with a view to the best interests of the Registrant or associated corporation, as the case may be, (ii) in the case of an eligible proceeding other than a civil proceeding, the eligible individual did not have reasonable grounds for believing the eligible individual’s conduct in respect of which the proceeding was brought was lawful, (iii) the eligible proceeding is brought by or on behalf of the Registrant or an associated corporation or (iv) in certain circumstances, the Registrant is or was prohibited from doing so by its charter (each of items (i) to (iv), a “statutory prohibition”).

     Under Section 163 of the Act, the Registrant must not make an indemnification or payment under Sections 160 to 162 if there is a statutory prohibition.

     Under Section 164 of the Act, the Supreme Court of British Columbia may, on application of the Registrant or an eligible party, order the Registrant to indemnify or to pay expenses, despite Sections 160 to 163 of the Act.

     The articles of the Registrant provide that:

1.	the directors shall cause the Registrant to indemnify a director or former director of the Registrant and may cause the Registrant to indemnify a director or former director of a corporation of which the Registrant is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the Registrant or a director of such corporation, including any action brought by the Registrant or any such corporation;

2.	the directors may cause the Registrant to indemnify any officer, employee or agent of the Registrant or of a corporation of which the Registrant is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses whatsoever incurred by him or them resulting from his acting as an officer, employee or agent of the Registrant or such corporation; and

3.	the Registrant shall indemnify the Secretary or Assistant Secretary of the Registrant (if not a full time employee) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the articles of the Registrant.

     Under the Act, the articles of the Registrant may affect the power or obligation of the Registrant to give an indemnity or pay expenses to the extent that the articles prohibit giving the indemnity or paying the expenses. As indicated above, this is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the Act.

     As contemplated by Section 165 of the Act, the Registrant has purchased insurance against potential claims against the directors or officers of the Registrant and against loss for which the Registrant may be required or permitted by law to indemnify such directors and officers.

     The Registrant has entered into indemnification agreements with certain of its officers and directors that indemnify such persons to the maximum amount permitted by applicable law. Pursuant to these agreements, the Registrant has agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation to repay in certain circumstances.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this Registration Statement on Form F-10.

Exhibit
Number	Description

4.1	Audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2003 and 2002, together with the auditors’ report thereon, and management’s discussion and analysis in respect of those statements (incorporated by reference to the Current Report on Form 6-K furnished to the Securities and Exchange Commission on March 4, 2004).

4.2	Information Circular of the Registrant dated April 25, 2003 (except for the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”) distributed in connection with the annual meeting of the shareholders of the Registrant to be held on May 30, 2003 (incorporated by reference to the Current Report on Form 6-K furnished to the Securities and Exchange Commission on May 23, 2003).

4.3	Annual Information Form of the Registrant dated May 14, 2003 (incorporated by reference to the Annual Report on Form 40-F filed with the Securities and Exchange Commission on May 15, 2003).

5.1	Consent of KPMG LLP.

5.2	Consent of Torys LLP.

5.3	Consent of Cravath, Swaine & Moore LLP.

6.1	Powers of Attorney (included on the signature pages of this Registration Statement).

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process

     Concurrently with the filing of this Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on April 14, 2004.

ROGERS COMMUNICATIONS INC. (Registrant)

By:	/s/ Alan D. Horn

Alan D. Horn
Vice President, Finance and Chief Financial Officer

By:	/s/ M. Lorraine Daly

M. Lorraine Daly
Vice President, Treasurer

III-2

     Each person whose individual signature appears below hereby appoints Edward S. Rogers, O.C., H. Garfield Emerson, Q.C., M. Lorraine Daly, Alan D. Horn and David P. Miller, and each of them, as attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments) and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming and that each said attorney-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed
/s/ Edward S. Rogers Edward S. Rogers, O.C.	Director, President and Chief Executive Officer (principal executive officer)	April 15, 2004
/s/ Alan D. Horn Alan D. Horn	Vice President, Finance and Chief Financial Officer (principal financial officer)	April 15, 2004
/s/ Gregory J. Henderson Gregory J. Henderson	Vice President, Group Controller (principal accounting officer)	April 15, 2004
H. Garfield Emerson, Q.C.	Director and Chairman
/s/ Philip B. Lind Philip B. Lind	Director and Vice Chairman	April 15, 2004
/s/ Ronald D. Besse Ronald D. Besse	Director	April 2, 2004
Albert Gnat, Q.C.	Director
/s/ Peter C. Godsoe Peter C. Godsoe	Director	April 15, 2004
/s/ Thomas I. Hull Thomas I. Hull	Director	April 15, 2004
/s/ Robert W. Korthals Robert W. Korthals	Director	April 15, 2004
/s/ Alexander Mikalachki Alexander Mikalachki	Director	April 15, 2004

III-3

Signature	Title	Date Signed
/s/ David R. Peterson The Hon. David R. Peterson, P.C., Q.C.	Director	April 15, 2004
/s/ Edward Rogers Edward Rogers	Director	April 15, 2004
Loretta A. Rogers	Director
Melinda M. Rogers	Director and Vice President, Strategic Planning and Venture Investments
William T. Schleyer	Director
Ian H. Stewart, Q.C.	Director
/s/ John A. Tory John A. Tory, Q.C.	Director	April 15, 2004
J. Christopher C. Wansbrough	Director
W. David Wilson	Director

III-4

AUTHORIZED REPRESENTATIVE
IN THE UNITED STATES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of Rogers Communications Inc. and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of Delaware, on this 14th day of April, 2004.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi

Donald J. Puglisi
Managing Director

III-5

Exhibit
Number	Description

4.1	Audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2003 and 2002, together with the auditors’ report thereon, and management’s discussion and analysis in respect of those statements (incorporated by reference to the Current Report on Form 6-K furnished to the Securities and Exchange Commission on March 4, 2004).

4.2	Information Circular of the Registrant dated April 25, 2003 (except for the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”) distributed in connection with the annual meeting of the shareholders of the Registrant to be held on May 30, 2003 (incorporated by reference to the Current Report on Form 6-K furnished to the Securities and Exchange Commission on May 23, 2003).

4.3	Annual Information Form of the Registrant dated May 14, 2003 (incorporated by reference to the Annual Report on Form 40-F filed with the Securities and Exchange Commission on May 15, 2003).

5.1	Consent of KPMG LLP.

5.2	Consent of Torys LLP.

5.3	Consent of Cravath, Swaine & Moore LLP.

6.1	Powers of Attorney (included on the signature pages of this Registration Statement).

III-6